FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated July 27, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: July 27, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

July 27, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated July 27, 2004

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Karl Plath or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

kplath@ tirc.com or wwallace@tirc.com

AMS HOMECARE PLANS TO DELIST FROM TSX VENTURE EXCHANGE

  Shareholders, Board Authorize Management To Delist From Canadian Exchange

  Company Expects Greater Benefits To Shareholders From U.S. Listing

  Shareholders Also Elect Board-Recommended Slate Of Directors,
  Approve Stock Option Plan

VANCOUVER, July 27, 2004—AMS Homecare Inc. (TSX-V: AHC; OTCBB: AHCKF) today announced that it plans to delist from the TSX Venture Exchange in Canada and focus on its U.S. Over-The-Counter Bulletin Board listing. Shareholders at Monday’s Annual General Meeting overwhelmingly approved a resolution authorizing the move. The company’s board of directors in a subsequent meeting also authorized the action.

“We plan to proceed with the delisting as soon as practical,” said Harj Gill, chief executive officer. “Given the fact that we are now quoted on the OTC Bulletin Board, we don’t believe a dual listing is in the best interests of our shareholders at this time. The Bulletin Board listing also facilitates access to financings in the United States, including those that have been previously announced.”

Shareholders at Monday’s meeting voted overwhelmingly in favor of the delisting authorization, 30,406,111 shares for and 44,120 against.

In other action at Monday’s annual meeting, shareholders also approved other measures by similar margins, including electing the board-nominated slate of directors, approving the company’s stock option plan and retaining the auditors. Nearly 30.5 million shares voted by proxy, with about 46.6 million shares outstanding.

About AMS Homecare

Founded in 1989, AMS Homecare (http://www.amshomecare.com) is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this release relating to AMS Homecare Inc. that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company’s most current filed Annual and Interim Reports. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.  The TSX Venture securities market has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.